UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

COMPAÑIA CERVECERIAS UNIDAS S.A.

(Exact name of Registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC.

(Translation of Registrant's name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Bandera 84, Sixth Floor, Santiago, Chile

(Address of principal executive offices)

_________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated January 8, 2004

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FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Claudio Pollak

Investor Relations Department

Compañía Cervecerías Unidas S.A.

(56-2) 427-3581 or 427-3416

CCU ANNOUNCES FOURTH QUARTER 2003 VOLUMES

(Santiago, Chile, January 8, 2004) -- Compañía Cervecerías Unidas S.A. ("CCU") (NYSE: CU) reported today preliminary fourth quarter 2003 consolidated volumes.

The preliminary volume breakout by segment in hectoliters is as follows:

Fourth Quarter 2003 Full Year 2003

Chile:	Volume	% Change	Volume	% Change
Beer	1,213,480	7.2%	3,710,434	6.0%
Soft Drinks	985,983	5.6%	3,183,290	2.3%
Nectars	101,323	22.0%	340,056	20.7%
Mineral Waters	264,121	12.0%	760,980	2.5%
Wine - Domestic	128,030	-1.1%	502,930	-1.7%
Wine - Export	143,066	20.8%	508,596	13.1%
Pisco	9,396	N/A	31,814	N/A
Total Chile	2,845,399	8.1%	9,038,099	5.1%

Argentina:
Beer	643,007	8.8%	1,867,795	18.4%
Wine - Domestic	9,444	177.8%	27,244	138.8%
Wine - Export	13,923	N/A	168,238	N/A
Total Argentina	666,374	11.4%	2,063,276	29.1%
TOTAL	3,511,773	8.9%	11,101,376	9.0%

CCU plans to release its consolidated fourth quarter results during the first week of February.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer and recently entered the pisco business. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

.

Compañía Cervecerías Unidas S.A.

(United Breweries Company, Inc.)

/s/ Ricardo Reyes

Chief Financial Officer

Date: January 8, 2004